CORRESPONDENCE FILING

December 22, 2014

Mr. Jeff Long
SEC Financial Reporting

Re:	N-CSR SOX Review
Shelton Funds for 8/31/2014
Shelton Greater China Fund 12/31/2013

The following responses are provided in follow-up to the 3-year SOX review conducted on the referenced Funds.

1.	California Tax Free Money Market Fund and the California Insured Intermediate Fund have been deactivated on EDGAR.
2.	Fee tables will conform to N-1A requirements when restating expenses.
3.	Trustee fees will be disclosed in a separate line in the Statement of Assets and Liabilities.
4.	The Statement of Assets and Liabilities for other accrued expenses representing 5% or more will disclosed as a separate item.
5.
Shelton Greater China Fund Notes to Financial Statements will contain a chart reflecting the voluntary expense waiver amounts and the recoupment amount by year of expiration for reimbursed expenses going forward.

6.	Fidelity bond filings for the Funds will include a copy of the board resolution authorizing payment of the joint bond.
7.	Your comment concerning MD&A discussions is under review.

Sincerely,
/s/ Teresa Axelson

Teresa Axelson, Chief Compliance Officer
Shelton Capital Management|1050 17th Street, Suite 1710|Denver, Colorado 80265-2077
taxelson@sheltoncap.com| 800-955-9988| Direct 415-625-4911